Exhibit 2.3

ZYMOGENETICS, INC.

RETENTION AND SEVERANCE PLAN

CONSOLIDATED PLAN AND SUMMARY PLAN DESCRIPTION

Adopted August 27, 2010

Amended through September 7, 2010

1. GENERAL

1.1 Purpose. The purpose of this Retention and Severance Plan (this “Plan”) is to provide specified benefits to Participants in order to induce the Participants to remain employed by the Company through the date of the Change of Control, as defined under this Plan, and though certain transition periods following such Change of Control.

1.2 Defined Terms. Capitalized terms used in this Plan shall have the meanings set forth in this Plan. Capitalized terms used in this Plan and not defined herein shall have the meanings ascribed to them in the Merger Agreement.

1.3 No Employment Agreement. This Plan does not obligate the Company to continue to employ a Participant for any specific period of time, or in any specific role or geographic location. Subject to the terms of any applicable written employment agreement between the Company and a Participant, the Company may assign a Participant to other duties, and either a Participant or the Company may terminate a Participant’s employment at any time for any reason.

2. PAYMENT OF 2010 TARGET BONUS

2.1 No later than ten (10) days following the Effective Time of the Merger (but not later than March 15, 2011) if (i) the Participant is employed by the Company on the Effective Time, or (ii) the Company terminates the Participant’s employment without Cause prior to the Effective Time and on or after the Effective Date, such Participant shall receive payment of such Participant’s 2010 Target Bonus.

3. SEVERANCE COMPENSATION

3.1 Severance Payments and Benefits. If a Participant has incurred a Termination Upon a Change of Control on or after the Effective Date, the Participant will receive the following payment and benefits commencing thirty (30) days following such Termination Upon a Change of Control:

Position of Participant	Severance Payment and Benefits

Vice Presidents

A payment equal to 6 weeks of Base Salary plus two weeks Base Salary for each full year of service, but not less than 6 months in the aggregate payable in installments over the period with respect to which such payments are payable in accordance with the Company’s or any Aquiror’s regular payroll cycle and procedures.

Directors

A payment equal to 6 weeks of Base Salary plus two weeks Base Salary for each full year of service, but not less than 4 1/2 months in the aggregate payable in installments over the period with respect to which such payments are payable in accordance with the Company’s or any Aquiror’s regular payroll cycle and procedures

All Other Participants (other than executive officers of the Company)

A payment equal to 6 weeks of Base Salary plus two weeks Base Salary for each full year of service, but not less than 3 months in the aggregate payable in installments over the period with respect to which such payments are payable in accordance with the Company’s or any Aquiror’s regular payroll cycle and procedures

In addition, outplacement benefits will be provided based on job level (10-30 hours) as set forth in the attached Schedule I. Executive officers of the Company who have employment agreements with the Company will not be entitled to benefits under this Section 3. The Company will reimburse or pay any COBRA costs incurred for a period equal to the above-referenced severance period.

4. RETENTION COMPENSATION

4.1 Retention Payments. Within ten (10) days following the Effective Time of the Merger (as defined in the Merger Agreement), a Vice President, Director or Any Other Participant will receive the following retention payment, in addition to any amount such person receives as set forth in Section 3, if (i) such person is employed by the Company on the Effective Time, or (ii) the Company terminates the person’s employment without Cause prior to the Effective Time and on or after the Effective Date; provided that if such person’s employment terminates as set forth in subsection (ii), payment shall be made within ten (10) days following the earlier of (A) March 1 of the calendar year following the calendar year in which such termination occurred or (B) the Effective Time (as set forth in the Merger Agreement). If a Vice President, Director or Any Other Participant terminates service for any reason other than termination of employment by the Company without Cause prior to the Effective Time, no such payments shall be made.

Effective Time of Merger	Retention Payment

After Effective Date and on or before October 21, 2010	An amount equal to one month of Base Salary.

After October 21, 2010 and on or before December 9, 2010	An amount equal to two months of Base Salary.

After December 9, 2010

An amount equal to (i) two months of Base Salary, (ii) 50% of the amount of Base Salary received by Participant between the Effective Date and the

Effective Time, and (iii) an amount equal to 1/12 of the Participant’s 2010

Target Bonus.

5. DEFINITIONS

5.1 “Acquiror” means Bristol-Meyers Squibb Company or any subsidiary of Bristol-Meyers Squibb Company.

5.2 “All Other Participants” or “Any Other Participants” means any Participant, other than a Director, a Vice President or an executive officer of the Company.

5.3 “Base Salary” means the Participant’s base salary in effect immediately prior to the Effective Date or, where applicable, on the first day of the transition period set forth in Transition Agreement.

5.4 “Cause” shall mean (i) failure or refusal by you to substantially perform your duties with the Company (except where the failure results from incapacity due to disability); or (ii) severe misconduct or activity deemed detrimental to the interests of the Company. This may include, but is not limited to:

(a) acts involving dishonesty;

(b) violation of Company written policies (such as those related to alcohol, drugs, or so on);

(c) violation of safety rules;

(d) disorderly conduct;

(e) discrimination and/or discriminatory harassment;

(f) unauthorized disclosure of Company confidential information; or

(g) the entry of a plea of nolo contendere to, or the conviction of, a crime.

Cause shall be interpreted by the Company or Acquiror in its sole discretion and such interpretation shall be conclusive and binding on all parties.

5.5 “Change of Control” means the consummation of the Merger (as defined in the Merger Agreement).

5.6 “Company” means ZymoGenetics, Inc.

5.7 “Director” means an employee with the title of director as of the Effective Date.

5.8 “Effective Date” means the date of execution of the Merger Agreement.

5.9 “Vice President” means an employee with the title of Vice President or higher (but excluding an executive officer who has an employment agreement with the Company) as of the Effective Date.

5.10 “Merger Agreement” means the Agreement and Plan of Merger contemplated to be entered into by and among Bristol-Meyers Squibb Company, Zeus Acquisition Corporation and ZymoGenetics, Inc. dated September 7, 2010.

5.11 “Participant” means those full-time employees, excluding an executive officer who has an employment agreement with the Company, providing services to the Company on or after the Effective Date.

5.12 “Termination Upon a Change of Control” means a Participant (i) whose employment is terminated by the Company other than for Cause or disability (as such term is defined in Section 409A of the Internal Revenue Code of 1986, as amended) prior to the Effective Time or within twelve (12) months following the Effective Time, or (ii) who voluntarily terminates employment within sixty days of any reduction in Base Salary or change in such person’s primary place of employment by more than 50 miles prior to the Effective Time or within twelve (12) months following the Effective Time.

5.13 “Target Bonus” means the 2010 target bonus of the Participant, or if none, the amount of the actual bonus paid to the Participant in 2009.

6. RELEASE

The benefits provided for in Section 3 that are payable under Section 3 shall be terminated if Participant has not delivered a signed release of claims substantially in the form as set forth in the attached Exhibit A (or as may be reasonably satisfactory to the Company), on or before the sixtieth (60th) day following Participant’s Termination Upon a Change of Control.

7. PROPRIETARY AND CONFIDENTIAL INFORMATION

The Company shall condition payment of the benefits described in this Plan upon a Participant’s (a) acknowledgment of his or her continuing obligation to abide by the terms and conditions of the Company’s confidentiality and/or proprietary rights agreement between the Participant and the Company, and (b) agreement to abide by the terms and conditions of the Company’s confidentiality and/or proprietary rights agreement, in each case on or before the scheduled date of payment set forth above..

8. LEGAL CONSTRUCTION

This Plan is drawn under and shall be construed in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and, to the extent not preempted by ERISA, with the laws of the State of Washington. This Plan constitutes both a plan document and a summary plan description for purposes of ERISA.

9. ADMINISTRATION

The Company is the “Plan Sponsor” and its Senior Vice-President, Human Resources is the “Plan Administrator” of the Plan as such terms are used in ERISA. The Plan Administrator of the Plan is the named fiduciary that has the authority to control and manage the operation and administration of the Plan. The Plan Administrator has full discretion to make such rules, regulations, interpretations of the Plan and computations and shall take such other action to administer the Plan as he may deem appropriate in his sole discretion. Such rules, regulations, interpretations, computations, and other actions shall be conclusive and binding upon all persons and shall be given the maximum deference allowed by law. The Plan Administrator may engage the services of such persons or organizations to render advice or perform services with respect to his responsibilities under the Plan as he shall determine to be necessary or appropriate. Such persons or organizations may include (without limitation) actuaries, attorneys, accountants and consultants.

The responsibilities of the Plan Administrator under the Plan shall be carried out on his behalf by his authorized delegates acting on behalf or in the name of the Plan Administrator and not as individual fiduciaries. The Plan Administrator may delegate any of his fiduciary responsibilities under the Plan to another person or persons pursuant to a written instrument that specifies the fiduciary responsibilities so delegated to each such person. Any person or group of persons may serve in more than one fiduciary capacity with respect to the Plan.

10. BASIS OF PAYMENTS TO AND FROM THE PLAN

All benefits under the Plan shall be paid by the Company. Acquiror shall ensure the Company performs its obligations hereunder following the Effective Time of the Merger (as defined in the Merger Agreement). The Plan shall be unfunded and benefits hereunder shall be paid only from the general assets of the Company.

11. WITHHOLDING

All payments and benefits under the Plan shall be subject to appropriate federal and state tax withholding.

12. SUCCESSORS AND ASSIGNS

12.1 No Assignment of Rights. The interest of a Participant in this Plan or in any distribution to be made under this Plan may not be assigned, pledged, alienated, anticipated, or otherwise encumbered (either at law or in equity) and shall not be subject to attachment, bankruptcy, garnishment, levy, execution, or other legal or equitable process. Any act in violation of this Section 12.1 shall be void.

12.2 Heirs and Representatives of a Participant. This Plan shall inure to the benefit of and be enforceable by a Participant’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devises and legatees.

13. NOTICES

For purposes of this Plan, notices and all other communications provided for in the Plan shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, as follows:

If to the Company:	ZymoGenetics, Inc.
1201 Eastlake Avenue E.
Seattle, WA 98102

Attention:	General Counsel

If to the Plan Administrator::

1201 Eastlake Avenue E.
Seattle, WA 98102

Attention:	SVP – Human Resources

and if to a Participant at the address specified by a Participant, and if no address is specified as set forth in the Company’s records. Either party may provide the other with notices of change of address, which shall be effective upon receipt.

14. NO REPRESENTATIONS

Participant acknowledges that in entering into this Plan, the Participant is not relying and has not relied on any promise, representation or statement made by or on behalf of the Company which is not set forth in this Plan. Participant further acknowledges that to the extent he or she incurs a Termination Upon a Change of Control and is entitled to payment under Section 3 or 4 of this Plan, any other severance or similar Company plan, program or arrangement that might apply to Participant is superseded and replaced by this Plan.

15. MODIFICATION AND AMENDMENT; INTERPRETATION

The Company, by action of the Senior Vice-President, Human Resources, reserves the right to amend or terminate this Plan at any time without the consent of any Participants except that no amendment or termination shall adversely affect the economic rights of a Participant or reduce the benefits owed or potentially owed to a Participant under Sections 2, 3 and 4 of this Plan. No Participant shall have any recourse against the Company or Acquiror with respect to any amendment or termination permitted by the prior sentence. All decisions, determinations and interpretations of the Plan Administrator shall be final and binding on all Participants.

16. VALIDITY

If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions (or any part thereof) shall not in any way be affected or impaired thereby.

17. EFFECTIVE TIME: TERMINATION DATE

This Plan shall (i) become effective upon the Effective Date, and (ii) terminate and be of no force or effect on the termination of the Merger Agreement.

18. ERISA CLAIMS PROCEDURES

The procedures listed below will be the sole and exclusive remedy for a Participant to make a claim for benefits under the Plan. If you believe that you should have received benefits under the Plan but did not, you (or your authorized representative) may write to the Plan Administrator at ZymoGenetics, Inc., 1201 Eastlake Avenue E., Seattle, WA, 98102. You will be notified of the Plan Administrator’s decision regarding your claim for benefits within 90 days after your claim is received, unless special circumstances require an extension of time of up to an additional 90 days for processing. If such an extension of time for processing is required, you will be given written notice of the extension prior to the end of the initial 90-day period. This notice of extension will indicate the special circumstances requiring the extension of time and the date by which the Company expects to render its decision on your claim to benefits. If any claim for benefits is denied, in whole or in part, the denial notice will include:

•	the specific reason(s) for the denial;

•	references to the specific Plan provision(s) on which the denial was based;

•	a description of any additional material or information that is necessary to perfect the claim and an explanation of why such material or information is necessary;

•

an explanation that a full and fair review of the decision denying the claim may be requested by the claimant or his or her authorized representative by filing with the Plan Administrator, within 60 days after such notice has been received, a written request for such review; and

•	a statement of the claimant’s right to bring a civil action under section 502(a) of ERISA following an adverse decision upon review.

Upon receipt of a denial, you (or your representative) will have 60 days to make a written request that the Plan Administrator reconsider the decision. You may attach any documents or records that will support your appeal. As part of the review procedure, you (or your authorized representative) will have the right:

•	to request, free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claim, upon request and at no charge; and

•	submit written comments, records, documents and other information relating to your claim.

The Plan Administrator will then review your case, and the review shall take into account all comments, documents, records, and other information submitted by the claimant relating to the claim without regard to whether such material was submitted or considered as part of the initial determination. The decision of the Plan Administrator upon review shall be made within 60 days of receiving your request. In some circumstances, the Plan Administrator may need additional time for the review. In such cases, you will be notified of the reason for the delay, which can be no longer than an additional 60 days. This notice of extension will indicate the special circumstances requiring the extension and the date by which the Company expects to render its decision.

If the claim is denied, in whole or in part, you will be given a copy of the decision promptly. The decision shall be in writing and shall include:

•	the specific reason(s) for the denial;

•	references to the specific Plan provision(s) on which the denial was based;

•	a statement that you will be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claim; and

•	a statement regarding your right to bring an action under Section 502(a) of ERISA.

Benefits are payable under the Plan only if the Plan Administrator, in its discretion, determines that they are due. No action at law or in equity for benefits under the Plan shall be brought in federal or state court unless and until you have followed the claims and review procedures set forth above and have your claim denied both initially and on appeal.

OTHER PLAN INFORMATION

Plan Identification Number: 001

Plan Year: 2010

Employer Identification Number: 91-1144498

Ending of the Plan’s Fiscal Year: December

Agent for the Service of Legal Process:

General Counsel

ZymoGenetics, Inc.

1201 Eastlake Avenue E.

Seattle, WA 98102

Plan Sponsor and Administrator. The “Plan Sponsor” and the “Plan Administrator” of the Plan is ZymoGenetics, Inc., 1201 Eastlake Avenue E., Seattle, WA, 98102. The Plan Administrator is the named fiduciary charged with responsibility for administering the Plan.

STATEMENT OF ERISA RIGHTS

As a participant in this Plan (which is a welfare plan sponsored by the Company), you are entitled to certain rights and protections under ERISA.

You are entitled to:

Receive Information About Your Plan and Benefits

•

Examine, without charge, at the Plan Administrator’s office and at other specified locations, such as worksites, all documents governing the Plan, including a copy of the latest annual report (Form 5500 Series) filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration.

•

Obtain, upon written request to the Plan Administrator, copies of documents governing the operation of the Plan, including copies of the latest annual report (Form 5500 Series) and an updated summary plan description. The Plan Administrator may assign a reasonable charge for the copies.

Prudent Actions by Fiduciaries

In addition to creating rights for you, ERISA imposes duties upon the people who are responsible for the operation of the Plan:

•	The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of you and other plan participants and beneficiaries.

•

No one, including your employer or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a welfare benefit to which you are entitled under the Plan or from exercising your rights under ERISA.

Enforce Your Rights

If your claim for a benefit under the Plan is denied in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Plan documents or the latest annual report from the Plan Administrator and do not receive them within 30 days, you may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator.

If you have a claim for benefits that is denied or ignored, in whole or in part, and you have been through the Plan’s appeal procedure, you may file suit in a state or federal court.

If you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you win, the court may order the person you sued to pay these legal expenses. If you lose, the court may order you to pay the costs and fees (if, for example, it finds your claim is frivolous).

Assistance With Your Questions

If you have any questions about the Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Plan Administrator, you should contact the nearest area office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits

Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington D.C. 20210. You also may obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

EXHIBIT A

GENERAL RELEASE OF CLAIMS BY PARTICIPANT.

For and in consideration of the payments and benefits set out in this Agreement, Participant, on behalf of Participant and Participant’s agents, heirs, successors and assigns, finally, fully and unconditionally releases and discharges Company and Acquiror, and any and all of their subsidiaries, affiliates and other related companies, as well as any and all of its and their officers, directors, agents, employees, partners, shareholders, attorneys, predecessors, successors and assigns (the “Released Parties”) from any and all claims, demands, liabilities, damages, obligations, actions or causes of action of any kind, known or unknown, past or present, arising out of, relating to, or in connection with Participant’s employment, termination of employment, or the holding of any office with Company and Acquiror or any other related entity.

The claims released by Participant include, but are not limited to, claims for defamation, libel, invasion of privacy, intentional or negligent infliction of emotional distress, wrongful termination, constructive discharge, breach of contract, breach of the covenant of good faith and fair dealing, breach of fiduciary duty, and fraud. The claims released by Participant further include claims under federal, state or local laws prohibiting employment discrimination and claims under federal and state labor statutes and regulations, including, but not limited to, the Age Discrimination in Employment Act, the Washington Law Against Discrimination, Title VII of the Civil Rights Act of 1964, as amended, the Family and Medical Leave Act, and the Worker Adjustment and Retraining Notification Act, the Americans with Disabilities, the Fair Credit Reporting Act, as well as any and all claims, demands, debts, and causes of action of whatsoever kind or nature, whether known or unknown, suspected or unsuspected, matured or unmatured, which Participant now has or claims to have or had at any time or claimed to have against the Released Parties in connection with Participant’s employment, termination from employment, or the holding of any office with Company and Acquiror or any other related entity. Participant agrees that, except as provided in the Plan, Participant is not owed any further compensation by Company and Acquiror following the Termination Upon a Change of Control.

Participant agrees to forever refrain from instituting, initiating, prosecuting, maintaining or voluntarily participating in any lawsuit, claim or other proceeding in any jurisdiction or forum relating in any way to Participant’s employment, termination from employment, or the holding of any office with Company and Acquiror or the termination of that relationship.

Participant acknowledges that Participant’s waiver and release hereunder of any rights he may have under the Age Discrimination in Employment Act of 1967 (ADEA) is knowing and voluntary. Participant acknowledges that Participant has been advised by this writing, as required by the Older Workers Benefit Protection Act, that (a) Participant should consult with an attorney prior to executing this General Release; (b) Participant has at least forty-five (45) days to consider this General Release (although Participant may, by Participant’s own choice, execute this General Release earlier); (c) Participant has seven (7) days following the execution of this General Release by the parties to revoke the General Release; (d) Participant has received a listing of employee job titles and ages that were offered the severance package and those that were not offered the severance package and (e) this General Release shall not be effective until the date upon which this revocation period has expired. The eighth day following Participant’s execution of this General Release without revoking his consent to its terms shall be the Effective Date of the this General Release.

Participant	Date

SCHEDULE 1

OUTPLACEMENT HOURS BY TITLE

Provided through Waldron and Company

VP’s	30 Hours
Directors	25 Hours
Associate Directors, Principal Scientists, Sr. Scientists	20 Hours
Managers, Supervisors, Sr. Professionals, Scientists, Associate Scientists	15 Hours
Individual Contributors	10 Hours